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                                                                 Exhibit 99.A.1




                       INTEGRATED PROCESS EQUIPMENT CORP.


November 19, 1998


John S. Hodgson
199 East Jeanine Drive
Tempe, AZ 85284

Dear Jack:

This letter confirms the following agreement between you and IPEC concerning your employment and subsequent consulting relationship with IPEC.

1. You will continue to serve as IPEC's Chief Financial Officer and Vice President, Finance, until the closing of the merger of IPEC and SpeedFam, Inc. Your responsibilities and reporting relationships will continue on the same terms as you currently work. Your other terms of employment (such as compensation, benefits, expense reimbursement, indemnification, stock option vesting, stock purchase plan participation, confidentiality and other contractual terms currently in effect) will continue unchanged during this period, except that your base salary may be reduced as part of a company-wide or unit-wide salary reduction.

2. At the closing of the merger you will receive from IPEC a payment equal to 12 months pay at your current monthly base salary, plus any accrued vacation or sick leave to which you are entitled under IPEC policies and Arizona law, less applicable withholding.

3. At the closing of the merger you will receive from IPEC a bonus payment of up to $36,960, less applicable withholding. The exact bonus payment will be based on achievement of objectives on which IPEC and you will separately agree within two weeks after the date of this letter.

4. When the merger occurs your employment by IPEC will automatically terminate and you will sign IPEC's standard form exit documents, plus a release of any claims you may have relating to your employment or its termination (other than your continuing rights under your stock option agreements, indemnification agreement, IPEC director and officer insurance policies, benefits coverage under COBRA, and reimbursement of expenses incurred pre-merger under IPEC's policies).

5. When the merger occurs you will automatically become a consultant to IPEC until the first anniversary of the merger. As a consultant you will make yourself available to discuss by
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      telephone or email, or to meet, with IPEC's and SpeedFam-IPEC's management and advisors to provide advice regarding IPEC's accounting, financial, administrative, legal and other areas for which you were responsible while an IPEC employee. You will provide these services promptly when requested by IPEC or SpeedFam-IPEC during normal working hours, except as reasonably delayed by your other business activities and planned personal vacations. You will provide a minimum of three working days (based on an 8-hour day) in each quarter. You will not be required to provide more than five working days in any one quarter. You are not required to travel in providing these services.

6. As compensation for your services as a consultant, you will receive $1,000 for each working day of services, and will continue the vesting and effectiveness of your existing stock options, which you may exercise while serving as a consultant or within the number of days after termination of your consulting services as provided in each stock option agreement. Your services as a consultant will be covered buy your existing indemnification agreement with IPEC. While your cash compensation will not be subject to withholding, you agree to pay all taxes due and to hold IPEC harmless from any claim that it should have withheld taxes from these payments.

7. Your existing confidentiality obligations to IPEC will continue to apply while you are serving as a consultant and information you receive relating to SpeedFam-IPEC or its business will be treated in the same manner as IPEC's information.

8. If IPEC terminates your employment before the merger other than for Cause, you will be entitled to the payments specified in paragraphs 2 and 3 immediately and your consulting relationship will start immediately and continue until the first anniversary of the merger. The term "Cause" means
      (i) willful or habitual neglect of your obligations, (ii) misuse of corporate funds or (iii) any other act of gross misconduct.

This letter and the other existing contractual relationships referred to in this letter are the entire agreement concerning your employment and consulting relationship with IPEC. You have had this agreement reviewed by your counsel and you are signing it voluntarily. You may not assign any rights under this agreement except to your heirs on death, and you may not assign any of your obligations under this agreement. IPEC may assign its rights without your consent only to a successor entity which agrees to be bound by this agreement. This agreement is governed by Arizona law and any dispute will be resolved in Arizona federal court.

Sincerely yours,

INTEGRATED PROCESS EQUIPMENT CORP.

BY /s/  Roger McDaniel
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        Roger McDaniel, President and CEO


ACCEPTED  /s/  John S. Hodgson
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               John S. Hodgson, Vice President
               & Chief Financial Officer